

Mail Stop 3720

July 6, 2010

Mr. Jean Perrotti
Chief Financial Officer
Superclick, Inc.
10222 St-Michel Blvd. Suite 300
Montreal, Quebec, H1H 5H1
Canada

> **RE:** **Superclick, Inc.**
> **Form 10-K for the year ended October 31, 2009**
> **Filed January 13, 2010**
>
> **Form 10-Q for the quarterly periods ended April 30, 2010**
> **File No. 000-51756**

Dear Mr. Jean Perrotti:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director